PUBLIC

[redacted]

14049883

ED STATES
XCHANGE COMMISSION
...gton, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-48967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Millegan, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 615
(No. and Street)

Gleneden Beach	Oregon	97388
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Millegan (503) 295-5233
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen Mesher & Company, P.C.
(Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/28/14

PUBLIC

OATH OR AFFIRMATION

I, James W. Millegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. W. Millegan, Inc., as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER A KETZNER
NOTARY PUBLIC - OREGON
COMMISSION NO. 473844
MY COMMISSION EXPIRES DECEMBER 04, 2016

Signature

President

Title

Jennifer A Ketzner

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Exemption from Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.W. MILLEGAN, INC.

FINANCIAL STATEMENTS FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2013
(WITH INDEPENDENT AUDITORS' REPORT)

GeffenMesher

J.W. Millegan, Inc.

Financial Statements Form X-17A-5 Part IIA of the
Focus Report of the Securities and Exchange Commission
Year Ended December 31, 2013
(With Independent Auditors' Report)

J.W. Millegan, Inc.

Contents

Year Ended December 31, 2013

Page

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 | *fax* 503-227-7924 | GMCO.COM

GeffenMesher

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

Report on the Financial Statements

We have audited the accompanying statement of financial condition of J.W. Millegan, Inc. as of December 31, 2013, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors
J.W. Millegan, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Millegan, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Geffen Mesher & Company, P.C.

February 27, 2014

December 31, 2013

ASSETS		
Cash	$	24,724
Commissions receivable		32,490
Deposit with clearing broker		25,000
Deposit - FINRA		1,299
	$	83,513
LIABILITIES AND SHAREHOLDER'S EQUITY		
Accrued expenses	$	13,780
Payable to clearing broker		10,947
Total liabilities		24,727
Shareholder's equity		
Common stock		5,000
Additional paid-in capital		259,962
Deficit	(	206,176)
		58,786
	$	83,513

J.W. MILLEGAN, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2013	
Revenues	
Securities commissions	$ 1,792,755
Expenses	
Advertising and promotions	30,640
Utilities	4,184
Trading - RBC	170,122
Automobile	149
Bank service charges	6,149
Contributions	1,835
Dues and subscriptions	4,969
Educational	512
Equipment rental	538
Information providers	24,966
Insurance	39,573
License and permits	7,946
Office supplies	22,545
Outside services	5,015
Parking	1
Payroll	186,637
Postage and delivery	3,427
Professional fees	49,794
Rent	459,153
Repairs	3,795
Taxes	4,084
Telephone	27,142
Trading - RMI	2,096
Travel and entertainment	1,718
Other	348
	1,057,338
Net income	$ 735,417

J.W. Millegan, Inc.

Statement of Changes in Shareholder's Equity

	Common stock, no par; stated value $50 per share, 1,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Deficit	Total
Balance, January 1, 2013	100	$ 5,000	$ 259,962	($ 226,568)	$ 38,394
Net income				735,417	735,417
Shareholder distributions				(715,025)	(715,025)
Balance, December 31, 2013	100	$ 5,000	$ 259,962	($ 206,176)	$ 58,786

See notes to financial statements

J.W. MILLEGAN, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2013	
Cash flows from operating activities	
Net income	$ 735,417
Net changes in operating assets and liabilities	
Commissions receivable	1,010
Deposit - FINRA	(1,299)
Accrued expenses	(10,507)
Payable to clearing broker	(2,696)
Net cash provided by operating activities	721,925
Cash flows used in financing activities for shareholder distributions	(715,025)
Net change in cash	6,900
Cash at beginning of year	17,824
Cash at end of year	$ 24,724

YEAR ENDED DECEMBER 31, 2013

1. Line of business and summary of significant accounting policies

Line of business
The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") and operates as a fully disclosed securities broker dealer with customers throughout the United States. Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates based on assumptions about current and, for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although the Company's current estimates contemplate current conditions and how management expects them to change in the future, as appropriate, it is reasonably possible that future conditions could be different than anticipated in those estimates, which could materially affect the Company's results of operations and financial position.

Security transactions
Security transactions and related commission revenue and expense are recorded on a trade date basis.

Concentrations of credit risk
The Company has cash in the form of deposits which may, from time-to-time, exceed depository insurance limits. The Company has not experienced any credit losses in such accounts.

Receivable
The Company's receivable consists of commissions due on closed sales from its clearing broker, which are due weekly. The Company has not incurred any material credit related losses on commissions receivable, and management has determined no allowance for uncollectible accounts is considered necessary.

Income taxes
The Company, with the consent of its shareholder, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholder of an "S" Corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

Management evaluates tax positions taken by the Company and recognizes a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. Management has analyzed the tax positions taken and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions and management believes it is generally no longer subject to income tax examinations for tax years prior to 2010.

YEAR ENDED DECEMBER 31, 2013

1. Line of business and summary of significant accounting policies (continued)

Advertising
The Company expenses non-direct advertising costs when incurred. Advertising expense was approximately $30,640 during the year ended December 31, 2013.

Subsequent events
The Company has evaluated subsequent events through February 27, 2014, which is the date these financial statements were available to be issued. Events, if any, are disclosed within the notes to these financial statements.

2. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital and required minimum net capital of $52,487 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .43 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Related party

The Company leases equipment and artwork under an operating lease on a month-to-month basis from Maolagain, L.L.C., which is owned by the shareholder of the Company and his spouse. The related rental expense for the year ended December 31, 2013 was approximately $43,357.

The Company leases office space under an operating lease on a month-to-month basis from Carlton, L.L.C., which is owned by the shareholder of the Company. The related rental expense for the year ended December 31, 2013 was approximately $414,696.

The Company has determined Maolagain, L.L.C. and Carlton, L.L.C. (the "LLCs") are variable interest entities ("VIEs"). The Company's shareholder is a 51% member of Maolagain, L.L.C. and the sole member of Carlton, L.L.C. The VIEs engage primarily in leasing office space, equipment and artwork to the Company. The total unaudited assets and revenues of Maolagain, L.L.C. were approximately $432,116 and $43,357 at December 31, 2013. The total unaudited assets and revenues of Carlton, L.L.C. were approximately $837 and $414,696 at December 31, 2013. The Company believes it is not the primary beneficiary of the LLCs; accordingly, the Company is not required to consolidate the VIEs.

Year Ended December 31, 2013		
Net capital		
Total shareholder's equity	$	58,786
Total non-allowed assets	(	1,299)
Net capital	$	57,487
Aggregate indebtedness		
Accrued expenses	$	24,727
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	52,487
Excess net capital at 1,000%	$	51,487
Ratio of aggregate indebtedness to net capital		0.43 to 1

Reconciliation with Company's computation

There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2013.

YEAR ENDED DECEMBER 31, 2013

Exemptive provisions
The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.

888 SW 5TH AVENUE, SUITE 800, PORTLAND, OR 97204
tel 503-221-0141 I *fax* 503-227-7924 I GMCO.COM

GeffenMesher

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

In planning and performing our audit of the financial statements and supplemental schedules of J.W. Millegan, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;
>
> Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen Mesher & Company, P.C.

February 27, 2014